U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

AMENDMENT NO. 1

(Check One)

☒      Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

Or

☐         Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	Commission file number: 001-35286

Franco-Nevada Corporation

(Exact name of registrant as specified in its charter)

Canada	Not Applicable	Not Applicable
(Province or other jurisdiction	(Primary	(I.R.S. Employer
of incorporation or organization)	Standard	Identification Number)
Industrial
Classification
Code Number)

Exchange Tower

130 King Street West , Suite 740 P.O. Box 467,

Toronto, Ontario, Canada M5X 1E4

(416) 306-6300

(Address and Telephone Number of Registrant’s Principal Executive Offices)

DL Services, Inc.

Columbia Center

701 Fifth Avenue, Suite 6100

Seattle, WA 98104-7043

(206) 903-8800

(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title Of Each Class	Name Of Exchange On Which Registered
Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐        No ☒

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐        No ☐

EXPLANATORY NOTE

This Amendment No. 1 to the Registration Statement on Form 40-F of Franco-Nevada Corporation. (the “Registrant”) is being filed to include certain additional exhibits. No other amendment to the Registrant’s Registration Statement on Form 40-F is being effected hereby.

SIGNATURES

Pursuant to the requirements of the United States Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Franco-Nevada Corporation

By:	/s/Jacqueline A. Jones
	Name:	Jacqueline A. Jones

	Title:	Chief Legal Officer & Corporate Secretary

Date: August 26, 2011

EXHIBIT INDEX

Exhibit	Description

Annual Information

99.1*	Annual Information Form of the Registrant for the year ended December 31, 2010

99.2*	Consolidated Financial Statements for the years ended December 31, 2010 and 2009

99.3*	Management’s Discussion and Analysis for the year ended December 31, 2010

99.4*	Annual Report for the year ended December 31, 2010

99.5*	Reconciliation of Canadian GAAP to US GAAP for the periods ended December 31, 2010, 2009 and 2008

99.6*	Annual Information Form of the Registrant for the year ended December 31, 2009

99.7*	Consolidated Financial Statements for the years ended December 31, 2009 and 2008

99.8*	Management’s Discussion and Analysis for the year ended December 31, 2009

99.9*	Annual Report for the year ended December 31, 2009

Quarterly Information

99.10*	Interim Consolidated Financial Statements for the six months ended June 30, 2011

99.11*	Management’s Discussion and Analysis for the six months ended June 30, 2011

99.12*	Interim Consolidated Financial Statements for the three months ended March 31, 2011

99.13*	Management’s Discussion and Analysis for the three months ended March 31, 2011

99.14*	Interim Consolidated Financial Statements for the nine months ended September 30, 2010

99.15*	Management’s Discussion and Analysis for the nine months ended September 30, 2010

99.16*	Interim Consolidated Financial Statements for the six months ended June 30, 2010

99.17*	Management’s Discussion and Analysis for the six months ended June 30, 2010

99.18*	Interim Consolidated Financial Statements for the three months ended March 31, 2010

99.19*	Management’s Discussion and Analysis for the three months ended March 31, 2010

Shareholder Meeting Materials

99.20*	Form of Proxy for Annual and Special Meeting of Shareholders held on May 18, 2011

99.21*	Management Information Circular dated April 1, 2011 in connection with the Annual and Special Meeting of Shareholders held on May 18, 2011

99.22*	Notice of Annual and Special Meeting of Shareholders held on May 18, 2011

99.23*	Report of Voting Results for Annual and Special Meeting of Shareholders held on May 18, 2011

99.24*	Form of Proxy for Annual and Special Meeting of Shareholders held on May 12, 2010

99.25*	Management Information Circular dated April 7, 2010 in connection with the Annual and Special Meeting of Shareholders held on May 12, 2010

99.26*	Notice of Annual and Special Meeting of Shareholders held on May 12, 2010

99.27*	Report of Voting Results for Annual and Special Meeting of Shareholders held on May 12, 2010

Press Releases

99.28*	News Release dated August 9, 2011

99.29*	News Release dated May 12, 2011

99.30*	News Release dated March 24, 2011

99.31*	News Release dated March 14, 2011

99.32*	News Release dated March 14, 2011

99.33*	News Release dated March 11, 2011

99.34*	News Release dated March 8, 2011

99.35*	News Release dated January 6, 2011

Exhibit	Description

99.36*	News Release dated January 5, 2011

99.37*	News Release dated December 31, 2010

99.38*	News Release dated December 22, 2010

99.39*	News Release dated December 16, 2010

99.40*	News Release dated December 13, 2010

99.41*	News Release dated November 11, 2010

99.42*	News Release dated November 3, 2010

99.43*	News Release dated August 11, 2010

99.44*	News Release dated May 12, 2010

99.45*	News Release dated May 12, 2010

99.46*	News Release dated March 25, 2010

99.47*	News Release dated March 12, 2010

99.48*	News Release dated February 26, 2010

99.49*	News Release dated February 16, 2010

99.50*	News Release dated January 22, 2010

99.51*	News Release dated January 19, 2010

Material Change and Business Acquisition Reports

99.52*	Material Change Report dated March 18, 2011

99.53*	Material Change Report dated January 11, 2011

99.54*	Material Change Report dated December 15, 2010

99.55*	Material Change Report dated May 19, 2010

99.56*	Material Change Report dated March 12, 2010

99.57*	Business Acquisition Report dated March 22, 2011 relating to the acquisition of Gold Wheaton Gold Corp.

99.58*	Reconciliation of Canadian GAAP to US GAAP for the nine months ended September 30, 2010 and 2009

99.59*	Reconciliation of Canadian GAAP to US GAAP for the years ended December 31, 2009 and 2008

99.60*	Reconciliation of Canadian GAAP to US GAAP Pro Forma Consolidated Financial Information for the nine months ended September 30, 2010 and year ended December 31, 2009

Other Material Documents

99.61	Technical Report effective as of March 23, 2010, dated March 25, 2010, entitled “Franco-Nevada Corporation NI 43-101 Technical Report Goldstrike Properties Royalty, Elko, NV” filed on March 25, 2010

99.62*	Code of Business Conduct and Ethics

99.63*	Purchase and Sale Agreement dated May 12, 2010 between Franco- Nevada Corporation and Taseko Mines Limited

99.64

Technical Report effective as of May 12, 2010, dated June 25, 2010, entitled “Technical Report Prepared for Franco-Nevada Corporation in Respect of the Prosperity Gold-Copper Project, British Columbia, Canada, Owned by Taseko Mines Limited”

99.65*	Supplemental Indenture dated June 15, 2010 to the Warrant Indenture dated June 16, 2009 between Franco-Nevada Corporation and Computershare Trust Company of Canada

99.66*	Letter dated December 12, 2010 from Franco-Nevada Corporation to Gold Wheaton Gold Corp. regarding a proposed plan of arrangement between Franco-Nevada Corporation and Gold Wheaton Gold Corp.

99.67*	Arrangement Agreement dated January 5, 2011 between Franco-Nevada Corporation and Gold Wheaton Gold Corp.

99.68	Technical Report effective as of November 4, 2010, dated January 28, 2011, entitled “Franco-Nevada Corporation NI 43-101 Technical Report, Palmarejo Project Royalty, Chihuahua State, Mexico”

Exhibit	Description

99.69	Technical Report dated January 1, 2011, entitled “Palmarejo Project, SW Chihuahua State, Mexico, Technical Report Prepared for Franco Nevada Corporation”

99.70*

Supplemental Warrant Indenture dated as of March 14, 2011 among Franco-Nevada GLW Holdings Corp., Franco- Nevada Corporation and Computershare Trust Company of Canada supplementing the Warrant Indenture made as of May 26, 2009

99.71*

Supplemental Warrant Indenture dated as of March 14, 2011 among Franco-Nevada GLW Holdings Corp., Franco- Nevada Corporation and Computershare Trust Company of Canada supplementing the Warrant Indenture made as of July 8, 2008

99.72*	Supplemental Warrant Indenture dated as of February, 2010 between Gold Wheaton Gold Corp. and Computershare Trust Company of Canada

99.73*	Warrant Indenture dated May 26, 2009 between Gold Wheaton Gold Corp. and Computershare Trust Company of Canada

99.74*	Common Share Purchase Warrant Indenture dated July 8, 2008 between Kadywood Capital Corp. (to be renamed Gold Wheaton Gold Corp.) and Computershare Trust Company of Canada

99.75	Technical Report effective as of March 22, 2011, dated March 24, 2011 entitled “Franco-Nevada Corporation NI 43-101 Technical Report, Goldstrike Properties Royalty, Elko, Nevada”

99.76*	Supplemental Warrant Indenture dated as of February 4, 2010 between Gold Wheaton Gold Corp. and Computershare Trust Company of Canada

Consents

99.77*	Consent of PricewaterhouseCoopers LLP

99.78*	Consent of Scott Jones

99.79*	Consent of Daniel Thompson

99.80*	Consent of Michael Maslowski

99.81*	Consent of Keith Blair

99.82*	Consent of SRK Consulting (U.S.), Inc.

99.83*	Consent of Dr. Neal Rigby

99.84*	Consent of GLJ Petroleum Consultants Ltd.

99.85*	Consent of Leah Mach

99.86*	Consent of Katherine Garramone

99.87*	Consent of Gary Giroux

99.88*	Consent of Lawrence A. Melis

99.89*	Consent of Coeur D’Alene Mines Corp.

99.90*	Consent of Deloitte & Touche LLP

* Previously filed